================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1*
                                (AMENDMENT NO. 1)

    Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities
                              Exchange Act of 1934


                                 SCHEDULE 13D**
                                (AMENDMENT NO. 1)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             OVID TECHNOLOGIES, INC.
                            -------------------------
                            (Name of Subject Company)


                              OTI ACQUISITION CORP.
                         WOLTERS KLUWER U.S. CORPORATION
                                WOLTERS KLUWER NV
                         -------------------------------
                                    (Bidders)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                    --------------------------------------
                         (Title of Class of Securities)


                           690466 10 7 (COMMON STOCK)
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                MR. BRUCE C. LENZ
                        --------------------------------
                        Wolters Kluwer U. S. Corporation
                               161 N. Clark Street
                                   48th Floor
                             Chicago, IL 60601-3221
                            Telephone (312) 425-7000
      ------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of Bidders)


                                    COPY TO:

                             Arnold J. Schaab, Esq.
                         Pryor, Cashman, Sherman & Flynn
                                 410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168


 *   Constituting the final amendment to Schedule 14D-1

** This Amendment No. 1 to Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D of OTI Acquisition Corp., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv filed with respect to the shares of Common Stock, par value $.01 per share, of Ovid Technologies, Inc. beneficially owned by OTI Acquisition Corp., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv.

================================================================================

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 of OTI Acquisition Corp., a Delaware corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"), filed with the Securities and Exchange Commission on September 29, 1998, relating to the tender offer (the "Offer") for all outstanding shares of common stock (the "Shares"), par value $.01 per share of Ovid Technologies, Inc. a Delaware corporation (the "Company"). This Amendment No. 1, which constitutes the only amendment to the Tender Offer Statement on Schedule 14D-1, also constitutes Amendment No. 1 to the Statement on Schedule 13D of the Offeror, Parent and Wolters Kluwer with respect to the Shares beneficially owned by the Offeror, Parent and Wolters Kluwer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 and Item 5 of the Schedule 13D are hereby amended to add the following information:

     Immediately following the expiration of the Offer on November 2, 1998, the Offeror accepted for payment a total of 6,089,679 Shares, representing approximately 98% of the Shares.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended to add the following information:

     The Offer terminated at Midnight, New York City Time, on Monday, November 2, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 9, 1998                OTI Acquisition Corp.

                                       By: /s/ BRUCE C. LENZ
                                          -----------------------------------
                                          Name: Bruce C. Lenz
                                          Title: President

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1998                Wolters Kluwer U.S. Corporation

                                       By: /s/ PETER W. VAN WEL
                                          ------------------------------------
                                          Name: Peter W. van Wel
                                          Title: President and CEO

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 1998                Wolters Kluwer NV

                                       By: /s/ PETER W. VAN WEL
                                          ------------------------------------
                                          Name: Peter W. van Wel
                                          Title: Member, Executive Board